UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number 001-34929

SODASTREAM INTERNATIONAL LTD. (Translation of registrant’s name into English)
Gilboa Street, Airport City Ben Gurion Airport 7010000, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

SodaStream International Ltd. (the “Company”) hereby announces that, in accordance with the articles of association of the Company, on February 8, 2015, Mr. Stanley Stern was appointed as a member of the Company’s Board of Directors.

Mr. Stern serves as the president of Alnitak Capital Partners, a private merchant bank and strategic advisory firm and as Chairman of the board of directors of AudioCodes Ltd. (Nasdaq:AUDC). Mr. Stern also serves as a member of the board of directors of Foamix Pharmaceuticals Ltd. (Nasdaq:FOMX) and Ekso Bionics. Mr. Stern has over 30 years of experience as an investment banker, holding positions at Salomon Brothers, C.E. Unterberg, STI Ventures and Oppenheimer & Co.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299), August 16, 2013 (Registration No. 333-190655) and April 30, 2014 (Registration No. 333-195578).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.

Date: February 12, 2015	By:	/s/ Eyal Shohat
	Name:	Eyal Shohat
	Title:	Chief Corporate Development Officer